UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AURICO GOLD INC.

(Name of Subject Company (Issuer))

AURICO GOLD INC.

(Name of Filing Person (Issuer))

3.50% Convertible Senior Notes Due 2016
(Title of Class of Securities)

666416 AB8
(CUSIP Number of Class of Securities)

Robert J. Chausse
Executive Vice President and Chief Financial Officer
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario, Canada M5C 1T4
(647) 260-8880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher J. Cummings, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100, PO Box 226
Toronto, Ontario, Canada M5K 1J3
416-504-0520

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$173,680,000	$22,370

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Convertible Senior Notes due 2016 (the “Notes”), as described herein, is approximately $1,040 per $1,000 principal amount outstanding. As of March 5, 2014, there was $167,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $173,680,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,370	Filing Party: AuRico Gold Inc.
Form or Registration No.: SC TO-I- 005-79355	Date Filed: March 6, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTORY STATEMENT

On March 6, 2014, a Tender Offer Statement on Schedule TO-I was filed by AuRico Gold Inc., an Ontario corporation (the “Company”), and amended by Amendment No. 1 to the Schedule TO-I filed on March 27, 2014 (as amended, the “Schedule TO”), relating to the offer to purchase (the “Offer”) any and all of the Company’s $167,000,000 aggregate principal amount of outstanding 3.50% Convertible Senior Notes due 2016 (the “Notes”) for cash, at a purchase price equal to $1,040 per $1,000 principal amount of the Notes purchased, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2014 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 2 to the Schedule TO is being filed in order to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

“The Company was advised by Global Bondholder Services Corporation (the “Information and Tender Agent”) that Notes in an aggregate principal amount of $166,354,000 were validly tendered and not withdrawn prior to 12:00 midnight, New York City time, at the end of April 2, 2014 (the “Expiration Time”). The Company has purchased all such Notes. The purchase price of the Notes tendered pursuant to the Offer was equal to 104% of the aggregate principal amount thereof, plus any accrued and unpaid interest thereon up to, but not including, the date of purchase. Accordingly, the aggregate purchase price for all of the Notes validly tendered for purchase pursuant to the Offer was $173,040,506.54. The Company has delivered the aggregate purchase price for the accepted Notes to the Information and Tender Agent for distribution to the Holders of the Notes. Following the Company’s purchase of the Notes pursuant to the Offer, the aggregate principal amount of Notes outstanding is $646,000. A copy of the press release announcing the results of the Offer is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(iii) Press Release, dated April 3, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURICO GOLD INC.

	By:	/s/ Robert J. Chausse
		Name:	Robert J. Chausse
		Title:	Executive Vice President and Chief Financial Officer

Dated: April 3, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2016, dated March 6, 2014.
(a)(1)(ii)*	Letter of Transmittal, dated March 6, 2014.
(a)(5)(i)*	Press Release, dated March 6, 2014.
(a)(5)(ii)*	Press Release, dated March 27, 2014.
(a)(5)(iii)	Press Release, dated April 3, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*

Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Company’s Schedule TO filed on November 23, 2011).

(d)(2)*

First Supplemental Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(2) to the Company’s Schedule TO filed on November 23, 2011).

(d)(3)*

Second Supplemental Indenture, dated as of October 26, 2011, among Northgate Minerals Corporation, AuRico Gold Inc., the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Company’s Schedule TO filed on November 23, 2011).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously filed